355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com
FIRM / AFFILIATE OFFICES
Abu Dhabi	Moscow
Barcelona	Munich
Beijing	New Jersey
Brussels	New York
Chicago	Orange County
Doha	Paris
Dubai	Riyadh
Frankfurt	Rome
Hamburg	San Diego
Hong Kong	San Francisco
Houston	Shanghai
London	Silicon Valley
Los Angeles	Singapore
Madrid	Tokyo
Milan	Washington, D.C.
July 1, 2010
VIA EDGAR
Mr. Tom Kluck
Legal Branch Chief
United States Securities and
     Exchange Commission
Washington, DC 20549

Re:	AMB Property Corporation File No. 001-13545 Form 10-K for the fiscal year ended December 31, 2009
Dear Mr. Kluck:
     On behalf of AMB Property Corporation, a Maryland corporation (the “Company” or “AMB”), we hereby set forth the following information in response to the comments contained in the letter dated June 9, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Staff’s comments contained in that letter are repeated below in bold and are followed by the Company’s responses.
***********
Comments on Form 10-K
1. We note your response to comment 3 of our letter dated March 31, 2010. In response to our comment, you state that you will file Exhibit 4.21 with your next 10-K filing for the year ended December 31, 2010. Please note that the executed agreement should be filed as an exhibit with your next report. Please tell us how you intend to comply.
The Company will file the executed agreement with its next Form 10-Q filing for the quarter ended June 30, 2010.

July 1, 2010

Comments on Proxy Statement
Compensation Discussion and Analysis, page 25
2. Please refer to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that Mr. Olinger received total compensation of $1,254,849 and Mr. Moghadam received total compensation of $4,123,246, while the remaining named executive officers received total compensation ranging from $2,105,800 through $2,305,364. Please see Item 402(b)(2)(vii) of Regulation S-K.
In future filings, the Company will clarify the reasons for material differences in the amounts of compensation awarded to its Named Executive Officers (“NEOs”). The disclosure below is intended to provide an example of the level of disclosure the Company will provide in response to this comment in the Compensation Discussion and Analysis section of its future filings.
Total target compensation for the NEOs is targeted at the 60th percentile of total compensation in the market for similar positions in the peer group, as explained on page 26 of the Company’s proxy statement filed with the Commission on March 24, 2010 (the “Proxy Statement”). Total target compensation consists of the executives’ base salary plus their bonus opportunity and long-term equity incentive compensation if pre-established performance objectives are met at the target level. The total compensation awarded to chief executive officers in the peer group has been higher than that for other executive officers in the peer group. As a result, Mr. Moghadam’s compensation awarded is comparatively higher than the compensation awarded to other executive officers. Moreover, because the Company’s officers have the discretion to choose whether a portion of their bonus is paid in cash or equity in the form of restricted stock or options (up to certain limits), with equity including a 25% premium in the case of restricted stock or a 50% premium in the case of stock options, as explained on page 29 of the Proxy Statement, the total compensation for each of those executive officers also differs depending on their bonus elections. In addition, in 2009, Mr. Roberts had an extended leave of absence; therefore, his bonus and long-term incentive award payouts were pro-rated for the year. As described above, the total compensation of the Company’s chief financial officer, Mr. Olinger, is slightly lower than that of the other NEOs based on comparisons with other similarly situated executives in the peer group.
Executive Compensation Program, page 26
3. Please identify the peer group companies used in making your compensation decisions. See Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should also include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation awarded to a named executive officer was outside a targeted percentile range, include an explanation of the reasons for this.

July 1, 2010

The disclosure below is intended to provide an example of the level of disclosure the Company will provide in response to this comment in the Compensation Discussion and Analysis section of its future filings.
The peer group companies used in making total target compensation decisions for the NEOs are the companies comprising the Cohen & Steers Realty Majors. As of June 2010, this index consisted of the following companies:

Alexandria Real Estate Equities, Inc.	Health Care REIT, Inc.
AMB Property Corporation	Host Hotels & Resorts, Inc.
Apartment Investment & Management Company	Kimco Realty Corporation
AvalonBay Communities, Inc.	Liberty Property Trust
Boston Properties, Inc.	Macerich Company
BRE Properties, Inc.	Mack-Cali Realty Corporation
Camden Property Trust	ProLogis
Corporate Office Properties Trust	Public Storage
Digital Realty Trust, Inc.	Regency Centers Corporation
Douglas Emmett, Inc.	Simon Property Group, Inc.
Duke Realty Corporation	SL Green Realty Corporation
Equity Residential	UDR, Inc.
Essex Property Trust, Inc.	Ventas, Inc.
Federal Realty Investment Trust	Vornado Realty Trust
HCP, Inc.	Weingarten Realty Investors
The Company benchmarks total target compensation (consisting of base salary, target bonus opportunity and target long-term equity incentive awards) to the 60th percentile of the Cohen & Steers Realty Majors peer group. The Compensation Committee does not benchmark total actual compensation. For 2009, the actual total compensation awarded to the Company’s NEOs was at approximately the pre-established target total compensation. The Compensation Committee also reviews where total actual compensation falls relative to the peer companies when the proxy data is available.
In addition, as disclosed on page 29 of the Proxy Statement, the Compensation Committee reviews the Company’s 3-year annualized total stockholder return (“TSR”) versus a peer index as the key metric in determining each executive’s actual long-term incentive compensation. This peer index is made up of the Cohen & Steers Realty Majors companies (disclosed above) and two additional industrial real estate peer companies: EastGroup Properties, Inc. and First Industrial. The Company includes the additional industrial real estate companies that are not part of the Cohen & Steers Realty Majors into the peer group for long-term equity incentive pay because it believes that its performance goals for such long-term equity incentive pay should be weighted more heavily towards its peers in the industrial real estate sector as they share similar business goals. As disclosed on page 29 of the Proxy Statement, the Company’s TSR was within 200 bps of the weighted three-year average TSR of this peer group and as such the actual long-term equity incentive compensation was paid out at the target level.

July 1, 2010

Annual Bonus Program, page 27
4. Please tell us the specific items of corporate and individual performance that are taken into account in determining compensation awards. For example only, on page 30, we note your disclosure of the corporate achievements for 2009. However, this disclosure does not indicate the original targets for the year. Please expand your disclosure on page 30 to disclose the actual corporate performance targets for the year. Similar disclosure should be provided in future filings. Alternatively, tell us why you believe that disclosure of these targets is not required. Refer to Item 402(b)(2)(v) and (vii) and Instruction 4 to Item 402(b).
The Company will include in its future filings a discussion of the corporate and individual performance items that are taken into account in determining compensation awards, including disclosure of the actual corporate performance targets for the year. The disclosure below is intended to provide an example of the level of disclosure the Company will provide in response to this comment in the Compensation Discussion and Analysis section of its future filings.
For 2009, the specific items of corporate performance taken into account in determining compensation awards were core adjusted FFO per share, deleveraging strategies, G&A cost reduction and private capital efforts, as described on page 28 of the proxy statement. For 2009, the items of individual performance taken into account in determining incentive awards are described below. These items were qualitative in nature and no specific weights were assigned to any single item.
•	Hamid R. Moghadam, Chairman and CEO: Leading the executive team to successfully execute and resolve the Company’s 2009 business priorities to strengthen its balance sheet, reduce costs and position AMB to take advantage of emerging opportunities in 2010; leading the Board of Directors and serving as the primary spokesman for the Company with principal external and internal constituencies.

•	Thomas S. Olinger, Chief Financial Officer: Leading the Company’s deleveraging activities including raising equity, debt repayments, repurchases and extensions and leading the Company’s overhead optimization program.

•	Guy F. Jaquier, President, Europe and Asia: Leading the Company’s real estate activities in Europe and Asia with a focus on leasing and real estate operations; assuming a leadership role in developing the Company’s long term marketing philosophy and capitalizing its Japan and China platforms.

•	Eugene F. Reilly, President, The Americas: Leading the Company’s real estate activities in North America with a focus on leasing and real estate operations and building its business in Brazil; leading the Company’s dispositions activities to support its deleveraging goals and partnering with private capital.

July 1, 2010

•	John T. Roberts Jr., President, Private Capital: Leading the Company’s private capital business by focusing on the timely valuation of its portfolio; maintaining its commitment to transparency and strong private investor relationships; forming new funds; completing organizational changes within private capital and preparing for an orderly transition upon his retirement.
The corporate performance targets for 2009 were as follows:
(a) Core Adjusted FFO per share: $1.52; (b) Deleveraging strategies: $955 million of total dispositions, contributions, equity offerings, debt repayments and refinancings; (c) G&A Cost Reduction: 18%; (d) Private Capital: $400 million of equity fundraising.
5. In future filings, please revise your disclosure to include the actual amount of the bonus pool and how this amount was determined.
The Company will include in its future filings a discussion of how the actual amount of the bonus pool was determined. The disclosure below is intended to provide an example of the level of disclosure the Company will provide in response to this comment in the Compensation Discussion and Analysis section of its future filings.
The amount of the Company’s organization-wide bonus pool for the fiscal year ending December 31, 2009 was determined by aggregating the target bonus amounts to be awarded to each employee, and adjusted downwards by the Compensation Committee as a result of the company’s corporate performance relative to the corporate performance measures as disclosed on page 28 of the Proxy Statement and other actions taken by the Company to achieve its business goals. As a result, the organization-wide bonus pool was funded at 98.5% of the target amount.
The Company does not believe that the aggregate dollar amount of the Company’s organization-wide bonus pool is required to be disclosed in the Compensation Discussion and Analysis as it is not material to an understanding of the NEOs’ compensation.
Long-Term Equity Incentive Program, page 29
6. We note your disclosure that the stock options will vest over a period of four or five years and will vest on January 1st or February 1st of each year. Please explain how you determine the date of the grant and the vesting period. Please refer to Item 402(b)(2)(iv) of Regulation S-K. Please provide this disclosure in future filings and tell us how you intend to comply.
The disclosure below provides an example of current disclosure in the Compensation Discussion and Analysis section of the Company’s filings as well as additional disclosure the Company intends to provide in future filings regarding grant dates and vesting periods.

July 1, 2010

The Company grants long-term incentive awards at the time the Compensation Committee meets to approve and make such grants for the prior year’s performance, in February or March after the performance year. The grant date for such awards is the date the Compensation Committee meets to approve such grants. The vesting date of each installment of these awards is either January 1 or February 1 of each succeeding year during the vesting period, and not the annual anniversary of the grant date of the awards.
The vesting period for long-term stock option awards is three years following the grant date. The vesting period for long-term restricted stock awards was five years following the grant date for awards granted prior to February 2008. In 2007, the Compensation Committee determined, after consulting with Towers Perrin, the Company’s compensation consultant, that market practice for the vesting of long-term restricted stock awards was four years; therefore, the Company changed the vesting period for such awards to four years beginning with the restricted stock awards granted in February 2008. The Company referred to both the four- and five-year vesting periods for long-term restricted stock awards in its Proxy Statement because some restricted stock awards with a five-year vesting period remain outstanding.
The annual vesting date of both restricted stock and stock option awards was January 1 for grants awarded prior to February 2008. For administrative convenience, the Company changed the vesting date to February 1 for awards granted beginning in February 2008 because the January 1 vesting date was too close to year-end payroll and accounting deadlines. The Company referred to both the January 1 and February 1 vesting dates in its Proxy Statement because awards with both annual vesting dates remain outstanding.
In addition, the Company currently provides disclosure regarding the grant and vesting date of its equity awards to NEOs in the Proxy Statement on:
•	page 30 regarding the Company’s Long-Term Incentive Program,

•	page 31 regarding 2009 Annual Salary and Incentive Compensation,

•	page 33 regarding Stock Option Grant Timing Practices,

•	page 38 regarding Grants of Plan-Based Awards, and

•	pages 40-41 regarding Exercises and Holdings of Previously Awarded Equity.
     The Company will continue to provide such disclosure in its future filings.
***********
            In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

July 1, 2010

     Please address any additional comments to the undersigned via facsimile at (415) 395-8095. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (415) 395-8131.

Very truly yours,
/s/ Laura L. Gabriel
Laura L. Gabriel
of Latham & Watkins LLP

cc: Thomas S. Olinger, Chief Financial Officer, AMB Property Corporation